March 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549
Attention: Madeline Joy Mateo, Tonya K. Aldave, William Schroeder and Ben Phippen

Re:	Re: NewtekOne, Inc. Registration Statement on Form S-3 Filed January 27, 2023 File No. 333-269452 Amended Form 8-K Filed January 27, 2023 File No. 001-36742

Ladies and Gentlemen:

On behalf of NewtekOne, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 23, 2023, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on January 27, 2023 and Amended Form 8-K filed with the Commission on January 27, 2023. In connection with this letter, an amendment to the Form S-3 (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-3 filed on January 27, 2023
Cover Page
1.Please update the cover page of your registration statement to include the specific page number on which your risk factors section begins. Refer to Item 501(b)(5) of Regulation S-K.

Response: The cover page of the Registration Statement has been revised accordingly in Amendment No. 1.
2.Please significantly revise this section to explain how the acquisition of the National Bank of New York City (“NBNYC”) and your conversion from a business development company to a financial holding company has changed your business operations and how your business will operate going forward. In this regard, we note your disclosure on page 6 that you intend to “centralize your Newtek lending ecosystem within Newtek Bank.” In addition, disclose the following:
•for each company or business line listed on pages 3 through 7, explain what percentage of your revenue is generated from this line of business and how the company generates revenue, detailing, for example, fees or commissions charged;
•explain in what business lines the bank will participate and how;
•explain if the same management team will continue to oversee the business or only particular business lines; and
•discuss material regulations now applicable to you as a financial holding company.

    Response:
•The Company has not historically reported revenue for all of its business lines and does not plan to do so. Accordingly, the Company is not comfortable doing so, as it would require processes and procedures using historic data, which may not be practicable. The Company does not believe such information is material. The Company has however added certain additional detail on how the Company generates revenue starting on Page 6 of Amendment No. 1.
•The Company has updated the business description to indicate how Newtek Bank will participate in various business lines on Page 7 of Amendment No. 1.
•The Company has added disclosure on Pages 6-9 of Amendment No. 1 indicating that the same management teams will continue to oversee all businesses.
•The Company notes the inclusion of the section entitled “Regulation and Supervision” beginning on Page 9 of the Registration Statement in Amendment No. 1.
3.We note your disclosure that you “no longer qualif[y] as a regulated investment company for federal income tax purposes and no longer qualif[y] for accounting treatment as an investment company.” Please explain briefly the material consequences of this change and describe any related risks to investors.

    Response: The Company has included a set of selected risk considerations specific to its conversion to a financial holding company in Amendment No. 1 beginning on Page 16 and the Company specifically notes the inclusion of the risk factors captioned “The loss of pass-through tax treatment, as a result of the Company’s withdrawal of its election to be regulated as a BDC, may substantially reduce net assets and income available for dividends and debt repayments” on Page 19 of Amendment No. 1 and “The withdrawal of the Company’s election to be regulated as a BDC has resulted in a significant change in our accounting and financial reporting requirements” on Pages 18 and 19 of Amendment No. 1 within these selected risk considerations.

Organizational Overview, page 3
4.We note the chart depicting your organizational structure following the completion of the recent bank acquisition. Please revise this section to show the state of incorporation for each entity. In addition, include the organizational chart depicting your organizational structure prior to the consummation of the acquisition.

    Response: The organizational chart depicted on Pages 3 and 4 of Amendment No. 1 has been updated accordingly to include the organizational structure of the Company both before and after the Acquisition.

5.We note the risk factors disclosed in your Annual Report on Form 10-K filed on March 1, 2022 and incorporated by reference regarding risks related to converting to a financial holding company discussed in the context of your anticipated acquisition of NBNYC and anticipated conversion. Given the fact that the acquisition has been completed and you appear to plan to change significantly how you operate as a result of becoming a financial holding company, please revise this section to include material risks to investors as the result of this new business structure. As an example only, we note your disclosure on page 5 that the new “SBA 7(a) loan originations will be transitioned to Newtek Bank, which anticipates obtaining PLP status.” Discuss the risks to investors if you do not obtain the PLP status and discuss anticipated timeframes of obtaining this status. In addition, we note your disclosure on page 10 that important assumptions include the ability of Newtek Bank to originate loans under the SBA 7(a) program, sell SBA guaranteed portions of SBA 7(a) loans at premiums and grow deposits, your ability to operate as a financial holding company and increased compliance and other costs associated with such operations, as well as your subsidiaries ability to generate revenue and obtain and maintain certain margins and levels of profitability.

    Response: As noted above, the Company has included a set of selected risk considerations specific to its conversion to a financial holding company in Amendment No. 1 beginning on Page 16 and expects that these risk considerations to be included with its other risk factors generally applicable to its business generally to be included in its Annual Reports on Form 10-K going forward. The Company also notes disclosures relevant to its SBA 7(a) program, NSBF and Newtek Bank on Page 14 of Amendment No. 1 in the “Regulation and Supervision - NSBF’s Regulation as a Small Business Lending Company and the Transition of SBA 7(a) Lending to Newtek Bank” section and the risk factors captioned “NSBF will remain subject to SBA regulation as it winds down its operations” and “There can be no guarantee that Newtek Bank will be able to maintain its SBA 7(a) lending license” on Page 18 of Amendment No. 1.

6.We note from the risk factors section in the Annual Report on Form 10-K filed on March 1, 2022 that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please include risk factor disclosure related to the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board’s leadership structure.

    Response: The Company has included revised disclosure under the risk factor captioned “We could be adversely affected by information security breaches or cyber security attacks” set forth on Page 19 of the Amendment No. 1.

Use of Proceeds, page 12
7.We note your intention to use the net proceeds for general corporate purposes, including “financing acquisitions, redeeming or repurchasing [your] securities, extending credit to, or funding investments in, [your] subsidiaries and repaying, reducing or refinancing indebtedness.”
•If known, please disclose the approximate amount intended to be used for each purpose. As it relates to potential acquisitions, identify the businesses or nature of businesses sought, the status of any negotiations, and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.
•As it relates to discharging indebtedness, please provide disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Company intends to specify any use of proceeds in the applicable prospectus supplement related to any offering and will provide any additional required disclosures provided by Item 504 of Regulation S-K at such time. The use of proceeds disclosure has been simplified on Page 23 of Amendment No. 1 to state that “[w]e intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific offering of securities.”

Description of Our Capital Stock
Classified Board of Directors, page 15
8.We note your disclosure that your board of directors will be divided into three classes. Please disclose what directors will serve in each class.

Response: The Company notes the revisions on Page 26 of Amendment No. 1. The Company currently has a classified board and that did not change as a result of the acquisition of NBNYC.

Incorporation of Certain Information by Reference, page 39
9.Please revise to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Item 12(a)(2) of Form S-3 and, for guidance, Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company notes the revisions on Page 50 of Amendment No. 1.

10.We note that you appear to be making the election to use forward incorporation by reference and must state in the prospectus contained in the registration statement that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise the language in this section of the registration statement accordingly. Refer to Item 12(b) of Form S-3.

Response: The Company notes the revisions on Page 50 of Amendment No. 1.

Undertakings, page II-4
11.It does not appear that this is an initial distribution of securities. Please advise why you included the undertaking (5) on page II-4. Refer to Item 512(a)(6) of Regulation S-K.

Response: The Company believes that undertaking (5) is applicable pursuant to Item 512(a)(6) of Regulation S-K as the Company intends to use the Registration Statement for primary offerings of securities but has been revised accordingly on Page II-4 to conform to the language of Item 512(a)(6) and remove reference to any initial distribution of securities.

Signatures, page II-6
12.Please revise the language in the first paragraph of this section to conform to the language provided in Form S-3.

Response: The signature page to Amendment No. 1 has been revised accordingly.

Amended Form 8-K filed on January 27, 2023
Exhibit 99.2
Adjustments to unaudited pro forma condensed combined financial information, page 12
13.We note your disclosure in adjustment B that the Company has performed a preliminary valuation analysis of the fair market value of NBNYC’s assets to be acquired and liabilities to be assumed. However, there are no fair value adjustments included in the NBNYC acquisition transaction accounting adjustments column of your unaudited pro forma condensed combined balance sheet. Please provide us with additional details describing your preliminary valuation analysis and tell us how you determined that the analysis was representative of fair market value of the assets acquired and liabilities assumed. Please specifically address your consideration of ASC 805-20-30-4 as it relates to the acquired loans receivable.

Response: The Company acknowledges the Staff’s comments and will revise the disclosures in adjustment B and Note 2 to clarify the assumptions used in our unaudited pro forma condensed combined balance sheet. We also considered the guidance in ASC 805-20-30-4,which requires the acquirer to measure acquired loans at their acquisition-date fair values. As of the filing date, we had engaged an independent valuation specialist to assist in performing a purchase price allocation and in measuring the fair value of NBNYC’s Loans, Core Deposit Intangibles (CDI) Assets, and Time Deposits. At the time of the filing, the best indication we had of the carrying amounts of the acquired assets and liabilities were their book values. As a result, we assumed the consideration paid equaled the book value of the net assets, after reduction of $17 million paid as dividends to the sellers. Thus, no goodwill or fair value adjustments were reflected in the NBNYC acquisition transaction accounting adjustments. As of the date of this correspondence, the purchase price allocation and fair value analysis have not been completed and the best indication of carrying amounts remains the book values of the acquired assets and liabilities. The final purchase price allocation is expected to be completed when the Company files its report on Form 10-Q for the quarter ended March 31, 2023.

General

14.Please refer to Rule 3-05 of Regulation S-X and tell us how you considered the requirement to provide unaudited financial statements for NBNYC for the period ended September 30, 2022.

Response: The Company evaluated its acquisition of NBNYC under Rule 3-05 of Regulation S-X (and various related tests set forth in the definition of “Significant Subsidiary” in Rule 1-02(w) of Regulation S-X) and concluded that none of the applicable significance tests were met with respect to NBNYC. However, the Company has elected (solely on a discretionary basis) to provide certain financial information with respect to NBNYC as it believes such information may be useful to investors. The Company included NBNYC’s most recently available audited financial statements (for the year ended December 31, 2021) as Exhibit 99.1 to the Amended Form 8-K filed on January 27, 2023 and the unaudited pro forma condensed combined balance sheet of the Company as of September 30, 2022, giving effect to the acquisition of NBNYC as if it had been completed on September 30, 2022, the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the fiscal year ended December 31, 2021, as if the acquisition of NBNYC had been completed on January 1, 2021 as Exhibit 99.2 to the Amended Form 8-K filed on January 27, 2023.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 356-9500.

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:	Michael Schwartz, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Jared M. Fishman, Sullivan & Cromwell LLP